

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

May 10, 2017

Daniel P. Gold
President and Chief Executive Officer
MEI Pharma, Inc.
11975 El Camino Real, Suite 101
San Diego, CA 92130

> **Re:** **MEI Pharma, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 4, 2017**
> **File No. 333-217645**

Dear Mr. Gold:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at (202) 551-5019 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Steven A. Navarro, Esq.
        Morgan, Lewis & Bockius LLP